UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On December 12, 2011, Telvent GIT, S.A. (the “Company”) published an announcement describing the resolution approved by the Company’s shareholders at the extraordinary meeting of shareholders of the Company held on December 5, 2011, on the first call, to reduce the share capital of the Company by means of a redemption of all of the 437,013 ordinary shares, € 3.00505 nominal value per share, of the Company owned by shareholders other than Schneider Electric España, S.A.U. A copy of the announcement has been posted to the Company’s website at http://www.telvent.com/es/inversores/gobierno_corporativo/junta-de-accionistas.cfm. and an English translation of the announcement has been posted to the Company’s website at http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm.

The English translation of the announcement is furnished as Exhibit 15 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González
Name: Ignacio González
Title: Chief Executive Officer

Date: December 12, 2011

Exhibit Index

The following exhibits have been furnished as part of this Form 6-K.

Exhibit No.	Description

15	Announcement of Share Capital Reduction and Amendment of the Articles of Association (English Translation)